Exhibit 99.1

Organigram Appoints Senior Vice President of Marketing

MONCTON, New Brunswick--(BUSINESS WIRE)--May 31, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading producer of cannabis, is pleased to announce the appointment of Megan McCrae as the Company’s Senior Vice President of Marketing and Communications. Ms. McCrae will assume her new role effective today.

A seasoned marketing expert, Ms. McCrae has 17 years experience in consumer packaged goods marketing and sales management, brand building and consumer insights.

Ms. McCrae is a cannabis industry veteran, having most recently served as Chief Marketing Officer of Aphria Inc. where she led the company’s brand and product strategy including brand and portfolio management, consumer insights, innovation and digital strategy. Ms. McCrae also spent ten years in various global progressive consumer and trade marketing management roles with Japan Tobacco International, a major global tobacco company.

Ms. McCrae also held the position of Board Chair on the Cannabis Council of Canada where she worked closely with industry leaders and regulators, including Health Canada, on advocacy efforts to advance the Canadian cannabis industry nationally and globally.

“We are exceptionally pleased to welcome Megan to the Organigram team,” says Peter Amirault, Executive Chair, Organigram. “Megan’s tremendous marketing expertise and insight, as well as her personal commitment to the growth of Canada’s cannabis market, will help set a powerful strategic roadmap for the future of Organigram’s established and emerging portfolio of brands and products.”

Ms. McCrae will be based in Ontario but will oversee Organigram’s marketing efforts across the country. She holds a Bachelor’s degree from Western University and is a graduate of Richard Ivey School of Business.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a cannabis infused soft chew and confectionary manufacturer in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick with another leased manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca